Expanding Our Vision into New Territories


SIMPSON
Strong-Tie
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SIMPSON MANUFACTURING CO., INC.
2022 ANNUAL REPORT

To our stockholders, customers, and employees

The year 2022 was one of significant growth and expansion for Simpson Strong-Tie, which we accomplished by continuing to focus on our ambitions, customers and employees. Through our unwavering commitment to our Company mission to help people build safer, stronger structures, we sustained strong volume and revenue growth amid global macroeconomic challenges, including inflation and rising interest rates. We closed our largest acquisition to date to further our growth strategy while continuing to deliver superior service and enhanced value to our customers. Our success was made possible by our dedicated 5,000+ employees, our trusted 66-year brand reputation, and our commitment to best-in-class customer service and product availability.

Strong Financial and Operational Performance

Our industry-leading position and strategic growth initiatives continued to drive strong financial performance in 2022, with net sales increasing 34.5% year-over-year to $2.1 billion. Sales growth was predominantly driven by our acquisition of ETANCO, which contributed $212.6 million to our 2022 net sales, as well as by the product price increases we implemented throughout 2021 to offset rising raw material costs. As a result, we achieved strong earnings of $7.76 per diluted share, up 26.8% from 2021.

Operationally, since unveiling our Company Ambitions in March of 2021, we continued to make significant progress toward the following goals:

1. Strengthen our values-based culture
2. Be the partner of choice
3. Be an innovative leader in the markets in which we operate
4. Continue above-market growth relative to US housing starts
5. Expand our operating income margin to remain within the top quartile of proxy peers
6. Expand return on invested capital (ROIC)[1] within the top quartile of proxy peers

While we have continued to benefit from the US housing market, we now believe approximately 50% of our revenue is reliant on US housing starts, compared to approximately 60% prior to the acquisition of ETANCO. This strategic acquisition has opened up new market opportunities with its complementary product offering and business model.

We continue to emphasize innovation among all our product lines, which includes strengthening our structural connector offering, striving to be a leader in engineered load-rated fastening and anchoring system solutions, and building our software portfolio. We are equally dedicated to delivering an array of integrated construction solutions to our customers and have realigned our sales teams to focus on our five end-use markets — Residential, Commercial, OEM, National Retail, and Building Technology. Our solutions-based market strategy has led to increased sales and numerous new customer and project wins, furthering our growth initiatives.

Acquisition of ETANCO

We officially closed the acquisition of the ETANCO Group on April 1, 2022, and proudly welcomed more than 870 new employees to the Simpson Manufacturing family. As a leading designer, manufacturer, and distributor of fixing and fastening solutions for the building envelope market throughout Europe, ETANCO's high-quality product line and core values, including their deep focus on customer service, strongly complement our existing business. The basic similarities in our company values led to a smooth integration process with a high level of teamwork and collaboration. ETANCO's extensive and complementary product offering, as well as its distinctive focus on energy conservation through façades and solar applications, has already significantly strengthened our product portfolio in Europe and has enabled us to deliver even greater value to our expanded customer base. Importantly, the acquisition further diversifies our business away from US housing starts, supporting both commercial and residential end users in France and other markets.

Effective Capital Allocation Fuels Growth and Stockholder Returns

The strength in our profitability coupled with effective working capital management enabled us to generate strong cash flows from operations of $400.8 million in 2022, an increase of 165% over 2021. Our cash was utilized to finance a portion of the $805.4 million acquisition cost of ETANCO, support the payment of $43.9 million in quarterly cash dividends and the repurchase of $78.6 million of our common stock, and fuel $62.4 million in capital expenditures. Our capital return target remains 35% of free cash flow. This compares to our historical capital return target of 50% as we focus on the repayment of the debt we incurred to finance the acquisition of ETANCO. Over the past three years, we've paid $125.9 million in dividends and repurchased $178.9 million of our common stock, resulting in approximately 49.1% of our free cash flow returned to our stockholders. Further, our solid operational execution and returns to stockholders led us to achieve an ROIC[1] of 21.1% for the 2022 fiscal year compared to 24.6% in 2021.

CEO Transition

The year 2022 marked a transition in Simpson's leadership, as our former Chief Executive Officer, Karen Colonias, stepped down as CEO at the end of 2022 as part of a strategic and deliberate succession planning process developed with our Board of Directors. Karen's 38 years of dedication and service to the Company included leadership roles as CFO, Vice President and Branch Manager, and Vice President of Engineering. During her tenure, Karen helped established Simpson as an industry leader in the building products space and significantly improved the Company's financial performance. Mike Olosky has succeeded Karen as Simpson's President and Chief Executive Officer effective January 1, 2023. From November 2020 to December 2022, Mike served as our Chief Operating Officer, and beginning in January 2022 also as our President.

We are grateful for Karen's leadership and wish her all the best in her retirement as we embark on an exciting new chapter for Simpson.

Building Toward a More Sustainable Future

We strive to ensure that our business culture and practices promote health and safety; diversity, equity, and inclusion; and a rewarding work environment for our employees across the globe. As part of our ongoing commitment to better communicate our sustainability, environmental, and social responsibility efforts, we published our Environmental, Social, and Governance (ESG) Report in the spring of 2022. This latest report tracks additional metrics and features new targets for health and safety performance. Beyond this report, we have aimed to formalize and provide more transparency about our ESG efforts, including the adoption of a new, more comprehensive Environmental, Health, and Safety policy; continued focus on employee diversity, equity, and inclusion (DEI); and formal articulation of our Position on Human Rights to support our partners in recognizing and abiding by international human rights principles.

In partnership with our Board, our ESG team, and our newly established ESG Steering Committee, Simpson Manufacturing and its subsidiaries will continue to strive for continuous improvements in our environmental, health, and safety programs along with the sustainability of our products, processes, and services.

On behalf of everyone at Simpson Manufacturing Co., Inc., we thank all our loyal customers, employees, suppliers, and stockholders for your ongoing support.

Sincerely,

Michael L. Olosky
President and Chief Executive Officer

James Andrasick
Non-Executive Chairman of the Board of Directors

1. When referred to above, the Company's return on invested capital (ROIC) for a fiscal year is calculated based on (i) the net income of that year, as presented in the Company's consolidated statements of operations prepared pursuant to generally accepted accounting principles (GAAP) in the US, as divided by (ii) the average of the sum of total stockholders' equity and total long-term debt at the beginning of and at the end of such year, as presented in the Company's consolidated balance sheets prepared pursuant to GAAP for that applicable year. As such, the Company's ROIC, a ratio or statistical measure, is calculated using exclusively GAAP financial measures.

Financial Highlights

	2022	2021	% Change
Net Sales	**$2,116,087**	**$1,573,217**	34.5%
Income from Operations	**$459,067**	**$367,793**	24.8%
Net Income	**$333,995**	**$266,447**	25.4%
Diluted Earnings per Share	**$7.76**	**$6.12**	26.8%
Total Assets	**$2,503,971**	**$1,484,125**	69.3%
Stockholders' Equity	**$1,413,379**	**$1,183,998**	20.1%
Common Shares Outstanding	**42,560**	**43,217**	-1.5%
Number of Employees	**5,153**	**3,971**	29.8%

Dollars in thousands except per-share amounts.


Earnings per Share
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0
$2.72
$2.98
$4.27
$6.12
$7.76
2018
2019
2020
2021
2022


2022 Capital Allocation — $999,492
Dollars in thousands
Dividends
$43,895
4%
Share Repurchases
$78,622
8%
Capital Expenditure
$62,362
6%
82%
Mergers and Acquisitions
$814,613


Dividends per Share
1.2
1.0
0.8
0.6
0.4
0.2
0
2018
2019
2020
2021
2022


Net Sales
Stockholders' Equity
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2018
2019
2020
2021
2022

The story of Simpson Strong-Tie is one of innovation anchored in values of service. It goes without saying that a business can't exist without customers for its goods and services. That's why, of the company values handed down in Barc Simpson's Nine Principles of Doing Business, number one is "Relentless Customer Focus."





Sharpening Ou Customer Fo

From the very first hanger that Barc created for a neighbor's brother in 1956, our top business priority has always been to solve problems for customers. That's where all our passion for research and innovation, all our commitment to testing and quality, originate and ground themselves.

This focus not only inspires our industry-leading product development and customer service. It also drives us to provide the most thorough and integrated construction solutions possible — a complete package of the right products plus the right service — to every customer on every job.

The evolution of this approach has led us to a solutions-based sales strategy, where our teams offer each customer a comprehensive set of products and solutions tailored to the materials and applications of the specific project. It's a further step in putting the customer at the center of our work, and giving them a single point of contact to help meet all their project requirements.

Whether we're providing structural connectors for timber or steel, large-scale infrastructure solutions, or design software, service has always been at the center of who we are and what we do. Our passion to deliver total, trusted construction solutions to our customers is what defines and distinguishes us in the industry.


SIMPSON

ocus


SIMPSON

Diversifying for Growt



As a leader in residential and commercial construction, Simpson Strong-Tie remains committed to supporting our core business. At the same time, to drive long-term customer and business growth, we continually explore new opportunities across geographic regions, construction materials and applications.





Diversifying our products and services allows us to reach more customers with a more comprehensive set of solutions. This strategy also strengthens our resilience to near-term market fluctuations.

Our company is focused on five main business segments — Residential, Commercial, National Retail, Original Equipment Manufacturing (OEM) and Building Technology. Within those groups, we're targeting more than 20 distinct markets for additional growth.

Our commercial group continues to focus on opportunities in civil infrastructure. In 2022, we introduced Carbophalt™ G 200/200 asphalt reinforcement grid for roads, bridges and airport tarmacs. For structural steel construction, we added the Edge-Tie™ system and software to a growing suite of innovative solutions.

Our OEM group launched the Quik Drive® Wood-to-Steel solution for utility trailers, along with several new connectors for mass timber construction. We also moved ahead in areas such as modular building, stadium seating, outdoor living and tiny homes.

By diversifying in targeted growth areas, we ensure that customers always have the right solutions when, where and how they'll need them, well into the future.

Providing the most trusted construction solutions on jobs worldwide is our vision at Simpson Strong-Tie. As an extension of this global vision, we seek new growth by acquiring or partnering with companies whose products complement our offering and further equip customers for success.





Strengthening Our Global

In 2022, we completed a strategic acquisition of the Etanco Group (ETANCO), with headquarters in Le Pecq, France. As the largest acquisition in the history of Simpson Manufacturing Co., Inc., ETANCO strengthens and expands our presence in the European building construction market with innovative fasteners, connectors and anchors for roofing, cladding, façade, waterproofing, safety and solar applications.

Like other business alliances we've formed in recent years, ETANCO shares our core values, built on a relentless customer focus. Along with a broad portfolio of leading products and services, ETANCO has a passion for innovation, fosters a people-centered culture, and operates with a genuine spirit of service.

By investing in new opportunities around the world, we can offer a wider selection of industry-leading product, service and technology solutions. In addition, our people are devoted to helping customers build stronger business relationships. Together with our customers, we're working to move the entire construction industry — and the communities we serve — forward.





Presence


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Advancing Digital Soluti

Providing a total solution to our customers doesn't stop at giving them the best building products. We recognize that their success is built not just at the jobsite, but also in the office, with innovative software to speed up their projects and simplify their business.


ons



Whether it's for a lumber and building materials dealer, a production builder, a truss manufacturer, an engineer, a contractor or even a homeowner, we have web and mobile applications that can help customers design structures, streamline workflows and keep projects on schedule — saving them both time and money.

Our suite of digital tools is tailored to all types of customers. For builders and lumberyards, we offer Pipeline™ and LotSpec software to help them with materials estimation, option management and automated document creation. For the manufacturers of trusses and other components, we offer Component Solutions® Director™ and Truss Studio™ software to optimize output of designs, bids, reports and engineering seals. For designers, we offer software that can assist them with project planning, as well as product selection for their specific application. For contractors and homeowners, we offer our Outdoor Living Solutions, featuring software for designing decks, pergolas, fences and more.

In addition, to make doing business with us as easy as possible, we continue to make enhancements to our Customer Portal ecommerce site and introduced our Authorized Online Reseller Program.

For every customer, we strive to offer comprehensive solution suites that will help them succeed from the planning stage all the way through the finished project. By integrating our software with our product solutions, we create synergies that bring in new customers and revenue streams.

At Simpson Strong-Tie, we've always viewed ourselves as a values-driven, people-focused company, a belief best set forth in the nine company values established by our founder, Barc Simpson. From "Long-Range View" and "Be the Leader" to "Everybody Matters" and "Give Back," these principles continue to shape our business decisions and growth. In everything we do, we remain mindful of our commitment to helping build stronger communities.





Supporting Our Comm

For many decades, we've seen it as our responsibility to contribute to the greater good by partnering with organizations like the Red Cross in disaster relief efforts and Habitat for Humanity in creating affordable housing. Locally, we also sponsor employee drives to donate blood, school supplies and toys to those in need, and support youth and educational organizations such as Girls, Inc. Additionally, we're in year two of our strategic alliance with the Building Talent Foundation, which is designed to promote the growth of the residential construction workforce in the United States.

Awareness of our responsibilities also means refining our environmental, social and governance (ESG) practices, and documenting our progress in a public way. In 2022, we published our second company ESG report. The report provides shareholders, customers and employees with insight into how we measure our social and environmental impact. Topics include our company culture and ethical standards; our employee benefits, engagement, training and safety programs; our positions on supplier conduct and human rights; our anti-corruption policies; our social impact initiatives; and our contributions to resilient construction for natural disaster mitigation.

The ETANCO acquisition underscores our ESG commitments with the addition of product solutions that contribute to increased energy efficiency, along with their people-centered culture, diverse management and strong emphasis on employee safety. We see this new union, like our ESG reporting, as another way of holding ourselves accountable to our values and communities.




東京

unities

Simpson Manufacturing Company

Office

Street Address | 5956 W. Las Positas Boulevard, Pleasanton, CA 94588, USA | (800) 925-5099
Mailing Address | P.O. Box 10789, Pleasanton, CA 94588

Current Officers

Michael L. Olosky
President and Chief Executive Officer

Brian J. Magstadt
Chief Financial Officer and Treasurer

Roger Dankel
Executive Vice President, North American Sales
Simpson Strong-Tie Company Inc.

Michael Andersen
Executive Vice President, Europe
Simpson Strong-Tie Switzerland GmbH

Phillip Burton
Executive Vice President, North America
Simpson Strong-Tie Company, Inc.

Jeremy Gilstrap
Executive Vice President, Innovation
Simpson Strong-Tie Company, Inc.

Jennifer Lutz
Executive Vice President, Human Resources
Simpson Strong-Tie Company, Inc.

Kevin Swartzendruber
Senior Vice President, Finance

Current Board of Directors

James S. Andrasick[1,2,3,4]
Chairman (retired)
Matson Navigation

Jennifer A. Chatman[2,4]
Paul J. Cortese
Distinguished Professor of Management
Haas School of Business,
University of California, Berkeley

Karen Colonias[3]
Chief Executive Officer (retired)
and Executive Advisor
Simpson Manufacturing Co., Inc.

Gary M. Cusumano[2,3]
Chairman (retired)
The Newhall Land and Farming Company

Philip E. Donaldson[1,3]
Executive Vice President and Chief Financial Officer
Andersen Corporation

Celeste Volz Ford[1,3]
Board Chair
Stellar Solutions, Inc.

Kenneth D. Knight[1,4]
Chief Executive Officer
Invitae Corporation

Robin Greenway MacGillivray[2,4]
Senior Vice President (retired)
One AT&T Integration — AT&T

Michael L. Olosky
President and Chief Executive Officer
Simpson Manufacturing Co., Inc.

Annual Meeting

The annual meeting of stockholders will take place at 10:00 a.m., Pacific Daylight Time, on Wednesday, April 26, 2023, virtually via live webcast at **virtualshareholdermeeting.com/SSD2023**.

Stock Listing

Simpson Manufacturing Co., Inc.'s (the "Company's") common stock is traded on the New York Stock Exchange under the ticker "SSD."

Quarterly Stock Data

The table below shows the per-share closing price range of the Company's common stock for the last two years as quoted on the New York Stock Exchange.

	2022			2021		
	High	**Low**	**Close**	**High**	**Low**	**Close**
Q4	$95.75	$76.43	$88.66	$138.59	$105.04	$137.90
Q3	$109.02	$77.01	$78.40	$114.97	$104.83	$106.97
Q2	$112.44	$88.72	$100.61	$118.46	$104.52	$110.44
Q1	$135.76	$108.97	$109.04	$109.27	$92.00	$103.73

Form 10-K

The Company's annual report on Form 10-K (which is available in a separate report) and its quarterly and current reports on Forms 10-Q and 8-K are filed with the Securities and Exchange Commission and are available upon request. These reports can also be accessed on the Company's website at **ir.simpsonmfg.com**.

Investor Relations

ADDO Investor Relations
Investor.relations@strongtie.com
(310) 829-5400

For an investor information package, please call (925) 560-9097.

Transfer Agent & Registrar

Computershare Trust Company N.A.
P.O. Box 30170, College Station, Texas 77842

For stockholder inquiries, please call (877) 282-1168.
computershare.com

Independent Registered Public Accountants

Grant Thornton LLP
101 California Street, Suite 2700, San Francisco, CA 94111

1. Member of Audit and Finance Committee
2. Member of Compensation and Leadership Development Committee
3. Member of Corporate Strategy and Acquisitions Committee
4. Member of Nominating and ESG Committee

SIMPSON
Manufacturing
COMPANY
™

Simpson Manufacturing Co., Inc.
5956 W. Las Positas Boulevard
Pleasanton, CA 94588
Tel: (800) 925-5099 Fax: (925) 847-1608
simpsonmfg.com